Credit Suisse Securities (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
As of the Year Ended December 31, 2024
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Credit Suisse Securities (USA) LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Credit Suisse Securities (USA) LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, the Company has elected to change its method of accounting stock-based compensation expense in 2024.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.
March 3, 2025

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
December 31, 2024
(In millions)

ASSETS

Cash and cash equivalents	$	186
Collateralized financings:		
Securities purchased under agreements to resell, at fair value		4,199
Securities borrowed		8
Securities received as collateral, at fair value ($1 of which was encumbered)		5
Financial instruments owned, at fair value:		
Debt instruments		1
Equity instruments		3
Brokerage receivables:		
Customers		6
Brokers, dealers and others		110
Other assets and deferred amounts, of which $5 is reported at fair value		667
Total assets	$	5,185

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	425
Collateralized financings:		
Securities sold under agreements to repurchase, at fair value		522
Obligation to return securities received as collateral, at fair value		5
Brokerage payables:		
Customers		26
Brokers, dealers and others		16
Subordinated and other long-term borrowings		1,610
Other liabilities		1,438
Total liabilities		4,042
Member's equity:		
Member's contributions		8,189
Accumulated loss		(7,015)
Accumulated other comprehensive loss		(31)
Total member's equity		1,143
Total liabilities and member's equity	$	5,185

The accompanying notes are an integral part of the Statement of Financial Condition

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. **Organization and Summary of Significant Accounting Policies**

The Company

Credit Suisse Securities (USA) LLC (the Company) is a 99% owned subsidiary of Credit Suisse (USA), Inc. (CS USA) and a 1% owned subsidiary of CS Group Finance (US) LLC. The Company is an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. (CS Holdings), whose ultimate parent is UBS Group AG (UBS). See Note 2 for more information.

The Company, as a U.S. registered broker-dealer, provided a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, corporate clients and affiliates. It acted as an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. As a result of the merger with UBS, the Company is in the process of winding down operations and is no longer accepting new client trades, other than on an exceptional basis, as all new activity is now being done in the UBS entities. The Company surrendered its Futures Commission Merchant license on December 18, 2024. See Note 2 for more information.

Significant Accounting Policies

Basis of financial information. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of estimates. Management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, recognition of deferred tax assets, pension liabilities, legal and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Foreign currency translation. Transactions denominated in currencies other than the functional currency of the Company are recorded by remeasuring them in the functional currency of the Company using the foreign exchange rate on the date of the transaction. As of the dates of the statement of financial condition, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Non-monetary assets and liabilities are recorded using the historic exchange rate.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Summary of Significant Accounting Policies

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial recognition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item. If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the statement of financial condition and the election is irrevocable.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business. As of December 31, 2024, the Company had no restricted cash.

Resale and repurchase agreements. Purchases of securities under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) do not constitute economic sales and are therefore treated as collateralized financing transactions. Resale agreements are recorded as assets while repurchase agreements are recorded as liabilities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are primarily for sourcing of high quality liquid assets which are fair value elected. The Company may take possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company may deliver securities sold under repurchase agreements and pledge additional collateral when the market value falls below the contract value. Accrued interest income and expense are recorded in other assets and liabilities, respectively in the statement of financial condition.

Repurchase and resale agreements may be netted if they are with the same counterparty, have the same maturity date, settle through the same qualifying clearing institution and subject to a right of offset allowed by a legally enforceable master netting agreement or a central counterparty's clearing rules.

Securities lending and borrowing transactions. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received as collateral in a securities lending and borrowing transaction may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition and a corresponding obligation to return the security is recorded. Securities lending transactions against non-cash collateral in which the Company has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained or pledged as necessary.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Summary of Significant Accounting Policies

Accrued interest income and expense are recorded in other assets and liabilities in the statement of financial condition.

Financial instruments owned. Financial instruments owned include debt securities and marketable equity instruments, which are carried at fair value and classified as trading based on management's intent. Regular-way security transactions are recorded on a trade date basis. As of December 31, 2024, the Company had no derivative instruments.

Credit losses on financial instruments measured at amortized cost. The Company estimates expected credit losses over the life of its financial assets measured at amortized cost and certain off-balance sheet credit exposures. The estimated credit losses as of the reporting date are based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The estimated credit losses as of December 31, 2024 did not have a material impact on the statement of financial condition of the Company. The Company also continually monitors collections and payments from its clients and has not identified any significant defaults.

Impairment on non-financial assets. The Company evaluates premises and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment is performed for an individual asset or, where applicable, a group of assets for which largely separate cash flows can be identified. Where the carrying amount for the individual asset or group of assets exceeds the recoverable amount, the asset or group of assets is considered impaired. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes. The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. The Company is itself subject to New York City Unincorporated Business Tax (UBT) for which it accrues current and deferred taxes.

Prior to May 22, 2023, the Company was treated as a disregarded entity for U.S. federal and state income tax purposes and was included in the consolidated federal and certain state and local income tax returns filed by CS Holdings.

In accordance with the provisions of FASB ASC 740 - Income Taxes (ASC Topic 740), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Summary of Significant Accounting Policies

Brokerage receivables and brokerage payables. The Company recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks and broker-dealers. The Company is exposed to risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments purchased or sold, in which case the Company would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as counterparty to a transaction, credit risk is generally considered to be limited. The Company establishes credit limits for each customer and requires them to maintain margin collateral in compliance with applicable regulatory and internal guidelines. In order to conduct trades with an exchange or a third-party bank, the Company is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. If available information indicates that it is probable that a brokerage receivable is impaired, an allowance is established. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.

Receivables from and payables to customers primarily include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the statement of financial condition. Receivables from and payables to customers are recorded at amortized cost net of any allowances for credit losses.

Receivables from brokers, dealers and others primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), receivables from clearing organizations (excluding cash collateral receivables relating to initial margin with exchanges which are included in other assets on the statement of financial condition), and other non-customer receivables. Payables to brokers, dealers and others primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive) and other customer payables. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others, as well as settlement payments of the mark-to-market variation margin from settled-to-market derivative contracts. Receivables from brokers, dealers and others and payables to brokers, dealers and others are recorded at amortized cost net of any allowances for credit losses.

Subordinated and other long-term borrowings. The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. See Notes 5 and 12 for more information.

Share-based compensation. The Company recognizes compensation expense over the required service period on a front-load basis for all share awards by treating each tranche as a separate grant and accrued over the required service period for each tranche. See Change in Accounting Principle section for more information.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Summary of Significant Accounting Policies

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligation (PBO) and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31st. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company's management. Among others, assumptions have to be made with regard to discount rates and expected return on plan assets. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the statement of financial condition. Discount rates and assumptions as of October 22, 2024 were applied to calculate the PBO settled in the partial buy-out. See Note 20 for more information.

Change in Accounting Principle

Upon the merger of Credit Suisse Holdings (USA), Inc. (CSHU) and UBS Americas Holdings, LLC (UBSAHL) in the second quarter of 2024, the Company adopted the UBS accounting principles. The Company previously expensed its share-based compensation awards on a straight-line basis where compensation expense was recognized over the requisite service period and treating all tranches as one award. The accelerated method was adopted to conform the Company's recognition of share-based compensation expense with its Parent. This change in accounting principle was retrospectively applied back to January 1, 2024 and resulted in an increase in member's contributions with an offsetting increase in accumulated deficit of $37 million.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 820 – Fair Value Measurement

In June 2022, the FASB issued Accounting Standards Update 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Summary of Significant Accounting Policies

The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. The adoption of ASU 2022-03 on January 1, 2024 did not have a material impact on the Company's statement of financial condition.

ASU Topic 280 – Segment Reporting

In November 2023, the FASB issued ASU 2023-07, "Improvements to Reportable Segment Disclosures", which expands segment disclosure requirements for public entities that are required to report segment information in accordance with FASB Accounting Standards Codification (FASB ASC) 280, Segment Reporting. The ASU requires public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit and loss, The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

The Company adopted ASU 2023-07 on its effective date of January 1, 2024, with no material impact on the statement of financial condition. See Note 3 for further information in scope for ASU 2023-07 - Segment Reporting (ASC Topic 280).

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASU Topic 740 – Income Taxes

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid.

The amendments are effective for annual reporting periods beginning after December 15, 2024 and for the interim periods within those annual reporting periods. The adoption of ASU 2023-09 on its effective date of January 1, 2025 did not have a material impact on the Company's statement of financial condition.

2. Business Developments

Acquisition by UBS

In June 2023, the acquisition of Credit Suisse Group AG by UBS Group AG was consummated. The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on the Company's results and resulted in potential changes of intent in connection with UBS's plans for underlying positions or portfolios.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

2. Business Developments

In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a definitive merger agreement. The completion of the merger took place in the second quarter of 2024. UBS aims to substantially complete the integration of Credit Suisse into UBS by the end of 2026.

UBS Group AG also committed to integrate Intermediate Holding Companies (IHC) to secure regulatory approvals for the initial merger of UBS AG Group with CS Group AG in June 2023. The combination of IHC's (Single IHC Transaction) had UBS AG contribute the equity stake in CSH USA to UBS Americas Holdings LLC (AH) which was the lone US IHC post contribution. The Single IHC Transaction and resulting establishment of one US Intermediate Holding Company was completed in June 2024.

Securitized Products Group

Credit Suisse had previously entered into an asset purchase agreement (APA) with Apollo Global Management (AGM) to transfer a significant portion of its Securitized Products Group (SPG) to a group of investment vehicles managed and owned by Atlas Securitized Products Holdings LP (Atlas), an indirect subsidiary of AGM. As part of this original agreement, Atlas hired the SPG personnel and acquired the majority of its portfolio of assets. Credit Suisse and Atlas subsequently arranged for a deferred payment agreement (DPPA) to be applied to the APA, and Credit Suisse provided seller financing for a portion of the transferred assets. Concurrently, Credit Suisse entered into an investment management agreement (IMA) under which Atlas managed Credit Suisse's retained portfolio of assets of its former SPG business, as well as the transition services agreement under which Credit Suisse provided services to Atlas. The assets sold, and the portion retained, were held by CS Cayman Branch and managed by SPG personnel who were previously employed by the Company and hired by Atlas. In the first half of 2024, Credit Suisse terminated the IMA in continuing efforts to wind down and reduce the businesses in Non-Core Legacy (NCL) divisions.

Significant Business Transfer

Following the merger with UBS, the Company transferred its Investment Banking and Capital Markets (IBCM) business to UBS Securities LLC (UBSS) in October 2024. The transfer of the IBCM business was done in the form of a business transfer agreement among CSSU, UBSS and UBS Americas Holding (UBS AH). Transferred assets included personnel, client relationships, goodwill of the business and the right to receive in the future any clawback amounts under upfront cash awards (UCA), as applicable, from transferring personnel. Transferred liabilities included all liabilities of CSSU relating to the employment of any transferred employee other than CSSU litigation. Certain assets related to active mandates which will be covered jointly by the Company and UBSS following the business transfer per the agreement and those related to the Private Funds Group for services provided before the transfer remain in the statement of financial condition, totaling approximately $42 million as of December 31, 2024.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

3. Single Segment Disclosure

The Company has a single reportable segment, Non-Core and Legacy (NCL). This segment represents businesses in wind down and not part of the long-term strategy of UBS. The Company's Chief Operating Decision Makers (CODM) are members of the Board of Managers. At each quarterly meeting, the CFO presents the financial results of the Company to its Chairman and Manager. Separate segment level financials are not provided. The Board evaluates the results of the business based on a review of the financial statements and discussion with the CFO and other participants. The Company's operations are undiversified and therefore constitute a single operating segment centered on the CODM business objectives.

The segment accounting policies are those described in Note 1 'Significant Accounting Policies'.

4. Restructuring

The below table shows the restructuring liabilities as of December 31, 2024.

	December 31, 2024
Restructuring liabilities (1)	**(In millions)**
as of the beginning of period (1)	$ 21
as of December 31, 2024 (2)	26

_____

(1) Consists of liabilities related to severance expenses which were settled during the year.
(2) Consists of liabilities related to contract termination costs.

5. Fair Value of Financial Instruments

Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes various valuation techniques and applies a hierarchy of prices and inputs that maximizes the use of observable data, if available.

The most frequently applied valuation techniques and pricing models include DCF, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty. As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven-valuation adjustments and trading restrictions when such factors would be considered by market participants.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

5. **Fair Value of Financial Instruments**

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported on the consolidated statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business but is independently validated by Risk and Finance. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the Finance, which is independent from the risk-taking businesses. The objective of the independent price verification process is to corroborate the business' estimates of fair value against available market information.

By benchmarking the business' fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework.

All financial instruments at fair value are categorized into one of three below referenced fair value hierarchy levels, based upon the lowest level input that is significant to the product's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

5. Fair Value of Financial Instruments

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2024	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Assets				
Resale agreements	$ —	$ 4,199	$ —	$ 4,199
Securities received as collateral:				
Debt instruments	5	—	—	5
Financial instruments owned:				
Debt instruments: Corporates	—	1	—	1
Equity instruments	—	—	3	3
Other assets:				
Other	—	—	5	5
Total assets at fair value	$ 5	$ 4,200	$ 8	$ 4,213

	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Liabilities				
Repurchase agreements	$ —	$ 522	$ —	$ 522
Obligation to return securities received as collateral:				
Debt instruments	5	—	—	5
Total liabilities at fair value	$ 5	$ 522	$ —	$ 527

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

5. **Fair Value of Financial Instruments**

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3.

The Company employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2.

Transfers in and out of level 3

Transfers out of level 3 assets during the year ended December 31, 2024 were from equity securities, which were primarily due to the change in observability of pricing data and availability of pricing information from external providers. These were subsequently sold during the year with only the level 3 equity securities remaining as of December 31, 2024.

Qualitative Disclosures of Valuation Techniques

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section "Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs" should be read in conjunction with the tables "Assets and liabilities measured at fair value on a recurring basis", "Quantitative information about level 3 assets measured at fair value on a recurring basis" and "Quantitative information about level 3 liabilities measured at fair value on a recurring basis".

Repurchase agreement and resale agreement transactions

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are measured at fair value using the method outlined below for "debt instruments."

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

5. **Fair Value of Financial Instruments**

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Convertible bonds are generally valued using observable pricing sources. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include correlation and price. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

Equity instruments

The majority of the Company's positions in equity securities are not traded in active markets and require significant unobservable inputs. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 1 equities include equity securities that are traded on public stock exchanges, for which quoted prices are readily and regularly available. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price.

Uncertainty of fair value measurements from the use of significant unobservable inputs

For level 3 assets with a significant unobservable input of price or correlation, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of discount rate, in general, an increase in the significant unobservable input would decrease the fair value. For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

5. **Fair Value of Financial Instruments**

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Collateralized financings: The Company has elected to account for matched book repurchase and resale agreements at fair value.

Difference between the fair value and the aggregate unpaid principal balances of fair value option elected financial instruments

December 31, 2024	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
	(In millions)		
Resale agreements	$ 4,199	$ 4,199	$ —
Repurchase agreements	522	522	—

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition. The disclosure excludes all non-financial instruments such as real estate, premises and equipment, equity method investments and pension and benefit obligations, along with receivables and payables with customers and brokers, dealers and others with an expected maturity of less than one year.

December 31, 2024	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial Assets		(In millions)			
Cash and cash equivalents	$ 186	$ 186	$ —	$ —	$ 186
Securities borrowed transactions	8	—	8	—	8
Other assets and deferred amounts	581	—	571	32	603
Total financial assets	775	186	579	32	797
Financial Liabilities					
Short-term borrowings (1)	$ 425	$ 2	$ 423	$ —	$ 425
Subordinated and other long-term borrowings	1,610	—	1,763	—	1,763
Other liabilities	624	—	624	—	624
Total financial liabilities	2,659	2	2,810	—	2,812

---

(1) Amounts in Level 1 relate to cash overdrafts.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

6. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with related companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

ASSETS

		(In millions)
Cash and cash equivalents	$	123
Securities purchased under agreements to resell		4,199
Securities borrowed		1
Securities received as collateral		5
Brokerage receivables: brokers, dealers and others		68
Other assets and deferred amounts		458
Total assets	$	4,854

LIABILITIES

Short-term borrowings	$	424
Securities sold under agreements to repurchase		522
Obligation to return securities received as collateral		5
Payables to customers		6
Payables to brokers, dealers and others		2
Subordinated and other long-term borrowings		1,610
Other liabilities		428
Total liabilities	$	2,997

Certain obligations of the Company related to various business activities are guaranteed by CS USA and UBS AG.

The Company has certain foreign affiliates holding customer securities pursuant to the applicable SEC rules.

The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with CS USA. See Note 12 for more information.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

6. **Related Party Transactions**

The Share Plan provides for the grant of equity-based awards to Company employees based on UBS shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. The Company purchases shares directly from UBS to satisfy these awards. For the year ended December 31, 2024, the Company decreased its member's contribution by $27 million, which consisted of accruals for share award obligations, the purchases of shares for delivery to employees including realized mark-to-market gains (losses) on these shares at delivery date and dividend equivalents.

During the year, the Company did returns of capital totaling $2,228 million to Credit Suisse (USA), Inc and $22 million to CS Group Finance (US) LLC. The Company also paid down $1 billion of subordinated borrowing with CS USA.

7. **Other Assets and Liabilities**

The following table sets forth the Company's other assets and liabilities as of December 31, 2024:

Other Assets	(In millions)
Cash collateral on non-derivative transactions	61
Loans	10
Premises and equipment	44
Interest and fee receivable	386
Prepaid expenses, of which $1 is cloud computing arrangement implementation costs	39
Other investments	14
Other	113
Total other assets	$ 667

Other Liabilities	(In millions)
Provisions	723
Tax provisions	56
Interest and fee payable	521
Other	138
Total other liabilities	$ 1,438

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

7. Other Assets and Liabilities

The following table sets forth the Company's premises and equipment as of December 31, 2024:

Premises and Equipment	(In millions)
Buildings and improvements	$ 34
Capitalized software	139
Leasehold improvements	19
Equipment	1
Premises and equipment	193
Accumulated depreciation	(149)
Total premises and equipment, net	$ 44

Leasehold improvements, such as alterations and improvements to rented premises, are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which generally does not exceed ten years. Equipment, such as computers, machinery, furnishings, vehicles and other tangible non-financial assets, is depreciated using the straight-line method over its estimated useful lives, generally three to ten years. The capitalized software costs are depreciated on a straight-line basis over the estimated useful life of the software, generally not exceeding seven years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

8. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2024 consist of the following:

	Receivables	Payables
	(In millions)	
Fails to deliver/fails to receive	70	12
Receivables from/payables to clearing organizations	40	3
Other non-customer receivables/payables	—	1
Total	$ 110	$ 16

The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

9. Assets Assigned and Pledged

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans and margined broker loans.

A portion of the collateral and securities received by the Company were sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2024:

	December 31, 2024
	(In millions)
Total assets pledged or assigned as collateral by the Company	$ 1
of which was encumbered	1
Fair value of the collateral received by the Company with the right to sell or repledge	4,243
of which was sold or repledged	548

10. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include resale and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements or enforceable MNA), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include global master repurchase agreements and global master securities lending agreements.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

10. Offsetting of Financial Assets and Financial Liabilities

Resale and repurchase agreements and securities lending and borrowing transactions

Resale and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.

The Company has elected to net transactions under such agreements in the statement of financial condition when specific conditions are met. Transactions are netted if, amongst other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the statement of financial condition if they meet the same right of offset criteria as for resale and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Resale and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the resale agreements or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2024. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

10. Offsetting of Financial Assets and Financial Liabilities

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2024	(In millions)		
Securities purchased under resale agreements	$ 4,247	$ (48)	$ 4,199
Securities borrowing transactions	2	—	2
Total subject to enforceable MNA	4,249	(48)	4,201
Securities borrowing transactions	6	—	6
Total not subject to enforceable MNA (1)	6	—	6
Total (2)	$ 4,255	$ (48)	$ 4,207

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $4,199 million of the total net amount of securities purchased under resale agreements is reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2024	(In millions)		
Securities sold under repurchase agreements (1)	$ 570	$ (48)	$ 522
Obligation to return securities received as collateral, at fair value	5	—	5
Total subject to enforceable MNA	575	(48)	527
Total	$ 575	$ (48)	$ 527

(1) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $522 million of the total net amount of securities sold under repurchase agreements is reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

10. Offsetting of Financial Assets and Financial Liabilities

Amount not offset in the statement of financial condition

The following table presents the net amount presented in the statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes resale and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

	Net	Financial Instruments [1]	Cash collateral received/ pledged [1]	Net exposure
December 31, 2024		(In millions)		
Financial assets subject to enforceable MNA				
Securities purchased under resale agreements	4,199	4,199	—	—
Securities borrowing transactions	2	1	—	1
Total financial assets subject to enforceable MNA	$ 4,201	$ 4,200	$ —	$ 1
Financial liabilities subject to enforceable MNA				
Securities sold under repurchase agreements	522	522	—	—
Obligation to return securities received as collateral, at fair value	5	5	—	—
Total financial liabilities subject to enforceable MNA	$ 527	$ 527	$ —	$ —

---

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

11. Transfers of Financial Assets and Variable Interest Entities

Continuing involvement in transferred financial assets

The Company was previously engaged in securitization activities which involved entering into transactions with, and making use of, special purpose entities (SPEs). As of December 31, 2024, the Company had no continuing involvement in financial assets transferred to an SPE and received no cash on interests that continued to be held during the year.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2024.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2024
	(In millions)
Government debt securities	$ 570
Securities sold under repurchase agreements	570
Government debt securities	5
Obligation to return securities received as collateral, at fair value	5
Total	$ 575

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

11. Transfers of Financial Assets and Variable Interest Entities

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

	On demand [1]	Remaining contractual maturities			
As of December 31, 2024		Up to 30 days [2]	30 to 90 days	More than 90 days	Total
Securities sold under repurchase agreements	$ 522	$ 48	$ —	$ —	$ 570
Obligation to return securities received as collateral, at fair value	—	—	5	—	5
Total	$ 522	$ 48	$ 5	$ —	$ 575

_____

(1) Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

(2) Includes overnight transactions.

Refer to "Note 10 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the statement of financial condition.

Variable Interest Entities

Consolidated VIEs

As of December 31, 2024, there were no consolidated VIEs where the Company was considered the primary beneficiary.

Non-consolidated VIEs

As of December 31, 2024, the Company had no variable interests in or exposure to non-consolidated VIEs.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

12. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2024, the Company had $425 million in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 3.8%. As of December 31, 2024, there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2024, the Company's outstanding subordinated borrowings were as follows:

	(In millions)
Subordinated borrowing, Fed Funds rate plus 263 bps, due in 2034 (1)	$ 1,500
Long-term borrowings from affiliates - 4.7%, due in 2026	110
Total subordinated borrowings	$ 1,610

---

(1)   The effective interest rate for this subordinated borrowing as of December 31, 2024 was 7.0%.

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2024:

	(In millions)
2026	110
2034	$ 1,500
Total	$ 1,610

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 (the Exchange Act), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

13. Guarantees and Commitments

From time to time the Company entered into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Company's current best estimate of payments that will be required under existing guarantee arrangements.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults.

As a member of Fixed Income Clearing Corporation (FICC), the Company is required to provide additional liquidity resources under a program called the Capped Contingency Liquidity Facility (CCLF). In the event of a default of a netting member of FICC, the Company would be required to enter into a resale agreement providing cash to FICC and receiving securities as collateral. Each member's commitment amount is periodically recalculated by FICC and communicated to the member firm. At December 31, 2024, the Company's maximum commitment was $82 million, of which none has been utilized, with an expiration period of over 5 years.

For the remaining membership agreements, the Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

14. **Concentrations of Credit Risk**

The Company was engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional investors. A substantial portion of the Company's transactions were executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company and are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company had concentration risk exposure to U.S. Government securities primarily through its financing activities. The Company's indirect exposure results from maintaining U.S. Government securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government only in the event of the counterparty's default. In addition, substantially all of the collateral held by the Company for resale agreements and securities borrowed as of December 31, 2024, consisted of U.S. Government securities.

15. **Net Capital Requirements**

The Company is a registered broker-dealer and prime broker, and accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. A prime broker must maintain a minimum net capital of no less than $1.5 million. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2024, the Company's net capital of approximately $1.8 billion was in excess of the minimum net capital required of a prime broker by approximately $1.8 billion.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

16. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. As of December 31, 2024, the Company segregated U.S. Treasury securities of $194 million in a special reserve bank account exclusively for the benefit of customers as required by Rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers (PAB) pursuant to SEC Rule 15c3-3. As of December 31, 2024, the Company segregated U.S. Treasury securities with a market value of $107 million in a special reserve bank account to meet the PAB requirement.

The securities segregated for regulatory purposes are primarily received in resale agreements and are mainly compromised of U.S. Government securities.

17. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. Prior to the acquisition of Credit Suisse Group AG by UBS Group AG, the Company granted shares in its ultimate parent to certain employees.

For share awards granted following the date of acquisition, the grantor is UBS Group. The Company is invoiced over the requisite service period for the grant price of awards relating to employees of the Company. No further payments are required to be made by the Company at the time of settlement to employees.

The majority of share awards granted include the right to receive dividend equivalents on vested shares.

Upfront Cash Awards

Upfront cash awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date.

Fixed Deferred Cash Allowance Awards

Fixed Deferred Cash Allowance Awards were granted in 2023, 2022 and 2021 which were expensed over a period of three years from the grant date. Supplementary Cash Allowance Plans were granted in 2023 which were expensed within 2023.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the Qualified Plan) available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

Sponsor accounting is applied for accounting and reporting for both plans. The Company and other CS entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CS entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made no special contributions to the Qualified Plan during the year ended December 31, 2024, and does not expect to contribute to the Qualified Plan during 2025.

In 2024, the Qualified Plan agreed a buy-out transaction with an external insurance company. The insurance company will take over all financial and administrative responsibility related to the defined pensioner population beginning with the January 2025 payments. The Qualified Plan paid a price of $338 million to the insurance company.

The company recognizes settlements in the period when events occur and if they meet the three settlement criteria from ASC 715-30-20:

1) Is an irrevocable transaction;
2) Relieves CSSU of primary responsibility of the benefit obligation; and
3) Eliminates significant risks related to the obligation and assets used to effect the settlement.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2024, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $345,000 in 2024. The Company made payments of $24 million to the defined contribution plan for the year ended December 31, 2024, and expects to make no payments during 2025.

The Company also provides a non-contributory, non-qualified, unfunded plan (the Supplemental Plan), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $3 million to the Supplemental Plan and other post retirement plans during the year ended December 31, 2024, and expects to pay approximately $1 million to the Plan during 2025.

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the Other Plans). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2024, the aggregate accumulated postretirement benefit obligation was $99 million. The Company made payments of $11 million to the Other Plans during the year ended December 31, 2024 and expects to pay a total of $7 million during 2025.

Amounts Recognized in the Statement of Financial Condition

Amounts recognized in the statement of financial condition as of December 31, 2024 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit asset/(liability)	$ (5)	$ (111)
Accumulated other comprehensive loss (1)	103	—

_____
(1) Represents pre-tax amounts recognized in accumulated other comprehensive loss within the statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2024:

	Qualified		Supplemental and Other	
Change in Benefit Obligation		**(In millions)**		
Projected benefit obligation as of beginning of period	$	704	$	125
Interest cost		29		6
Settlements		(380)		(2)
Curtailments		(1)		—
Actuarial (gain)/loss		(18)		(6)
Benefits paid		(33)		(12)
Projected benefit obligation as of end of period	$	301	$	111
Change in Plan Assets				
Fair value of assets as of the beginning of period	$	710	$	—
Actual return on plan assets		31		—
Actuarial (gain)/loss		(31)		—
Settlements		(380)		(2)
Company contributions		—		14
Benefits paid		(33)		(12)
Fair value of assets as of the end of period	$	297	$	—

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

The remeasurement losses on the Qualified Plan recorded as of December 31, 2024 consisted of losses on the asset portfolio of $31 million partially offset by gains on the benefit obligation of $18 million due to changes in financial and demographic assumptions, primarily the discount rate. The settlements on the Qualified Plan consisted of $338 million due to the buy-out and $42 million regular lump sum payments out of the plan.

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2024:

	Qualified Plan	Supplemental Plan and Other Plans
For the year ended December 31, 2024		
Discount rate	4.79 %	4.81 %
Rate of compensation increase	N/A	N/A
Expected rate of return	5.00 %	N/A

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2024 were:

	Qualified Plan	Supplemental Plan and Other Plans
Projected benefit obligation		
Discount rate	5.45 %	5.48 %
Rate of compensation increase	N/A	N/A

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. For discounting expected future cash flows when valuing PBO, the Company uses the "spot rate approach" where individual spot rates on the yield curve are applied to each year's future cash flows in measuring the plan's benefit obligation. Following the acquisition of Credit Suisse by UBS, all participants are no longer earning benefit service or compensation increases from Credit Suisse or a participating affiliate. Thus, the compensation increase assumption is no longer applicable.

The expected long-term rate of return on plan assets are based on long-term expected returns, inflation, interest rates, risk premiums and actual/targeted asset category allocations. The estimates take into consideration historical asset category returns.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2024, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2024			
Initial health-care trend rate	7.00 %	4.25 %	n/a
Ultimate health-care trend rate	4.50 %	4.25 %	n/a
Ultimate trend expected to be achieved	2034	2034	2034
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2024			
Initial health-care trend rate	8.25 %	4.25 %	n/a
Ultimate health-care trend rate	4.50 %	4.25 %	n/a
Ultimate trend expected to be achieved	2034	2034	2034

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations and minimizes interest rate risk. This is done by investing mostly in fixed income securities with a maturity profile similar to that of the pension plan's expected future cash flows. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 9% in equities, 88% in fixed income securities and 3% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2024 by type of asset:

December 31, 2024	**Qualified Plan**
Asset Allocation:	
Equity securities	9 %
Fixed income securities	88 %
Cash	3 %
Total	100 %

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities and equity.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2024	Level 1	Level 2	Level 3	NAV	Total at fair value
Assets			(In millions)		
Cash and cash equivalents	—	—	—	8	8
Equity	—	—	—	29	29
Fixed income securities	—	—	—	260	260
Total Qualified Plan assets at fair value	$ —	$ —	$ —	$ 297	$ 297

Qualitative Disclosures of Valuation Techniques

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Equities include shares of separately managed funds. The equity securities are based on quoted prices or other inputs that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Fixed income securities include investments in separately managed funds and based on quoted prices that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

18. Employee Benefit Plans

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2025	38	8
2026	37	12
2027	29	13
2028	23	10
2029	25	9
Years 2030-2034	118	39

19. Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The Company recognizes deferred tax assets to the extent it is more likely than not to be realized. In making such a determination, Management considers all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for its deferred tax assets, and accordingly, a valuation allowance of $189 million has been recorded. Since December 31, 2023, the valuation allowance increased by $167 million.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

19. Income Taxes

The components of the Company's deferred tax assets and liabilities as of December 31, 2024 were as follows:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 5
Other liabilities and accrued expenses	22
Goodwill	60
Compensation and benefits	6
Pension	4
Net operating loss carryforward	92
Total deferred tax assets before valuation allowance	189
Valuation allowance on DTA	(189)
Total deferred tax assets	—
Deferred tax liabilities:	
Other liabilities and accrued expenses	—
Total deferred tax liabilities	—
Net deferred tax asset	$ —

At December 31, 2024 the Company had New York City UBT net operating loss carryforwards of $2,294 million that will not expire.

In addition to its New York City UBT, the Company also continues to hold and accrue liabilities for unrecognized tax benefits for Federal, State and foreign uncertain tax positions.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

19. Income Taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is illustrated as follows:

	(In millions)
Total amounts of unrecognized tax benefits as of January 1, 2024	$ 23
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	25
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	—
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a current period	—
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a current period	—
The amounts of decreases in the unrecognized tax benefits relating to settlement with taxing authority	—
Reductions to the unrecognized tax benefits as a result of the lapse of the applicable statute of limitations	(6)
Total amounts of unrecognized tax benefits as of December 31, 2024	$ 42

The total amount of unrecognized tax benefits, if recognized, that would affect the Company's effective tax rate is $42 million.

The total amount of interest and penalties recognized in other liabilities and accrued expenses on the statement of financial condition equals $15 million.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. The Company is currently subject to examination by the Internal Revenue Service for tax year 2010 and forward, New York State for the tax years 2015 and forward, and New York City for the tax years 2009 and forward. In the next twelve months, the Company believes the unrecognized tax benefits will decrease by $6.5 million.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management's assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under ASC 855 - "Subsequent Events" (ASC Topic 855) and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for the Company. Resolution of regulatory proceedings may require the Company or a parent entity to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Company or a parent entity. The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Contingent liabilities for legal proceedings are recorded in Other liabilities and accrued expenses in the Company's statement of financial condition.

Mortgage-related matters

Government and regulatory related matters: DOJ RMBS settlement. In January 2017, the Company and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice (DOJ) related to its legacy Residential Mortgage-Backed Securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities' packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement, a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the Credit Suisse entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. The Company continues to evaluate its approach toward satisfying the remaining consumer relief obligations. The aggregate amount of the consumer relief obligation increased after 2021 by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.

Civil litigation: Repurchase litigations. Company affiliates are defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include repurchase actions by RMBS trusts and/or trustees in which plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date. Unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in five actions: An action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7 alleges damages of not less than $374 million. In December 2023, the court granted in part DLJ's motion to dismiss, dismissing with prejudice all notice-based claims; the parties have appealed. An action by Home Equity Asset Trust, Series 2006-8, alleges damages of not less than $436 million. An action by Home Equity Asset Trust 2007-1 alleges damages of not less than $420 million. Following a non-jury trial, the court issued a decision in December 2024 that the plaintiff had established breaches of representations and warranties relating to 210 of the 783 loans at issue. The court deferred decision as to damages, which will either be agreed upon by the parties or briefed for further decision by the court. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than $495 million. An action by CSMC Asset-Backed Trust 2007-NC1 does not allege a damages amount.

Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities, including the South African Competition Commission, commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. The Company and other Credit Suisse entities continue to cooperate in the ongoing investigations.

Foreign exchange-related civil litigation: The Company and other financial institutions have been named in civil lawsuits relating to the alleged manipulation of foreign exchange rates. The Company and other financial institutions were named in a consolidated putative class action in Israel, which made allegations similar to the consolidated class action. In April 2022, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by banks to manipulate LIBOR and other benchmark rates at certain times. The Company concluded investigations relating to benchmark interest rates with the investigating authorities.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

USD LIBOR class and individual actions in the US: Beginning in 2013, putative class actions were filed in US federal district courts (and subsequently consolidated in the SDNY) by plaintiffs who engaged in over-the-counter instruments, exchange-traded Eurodollar futures and options, bonds or loans that referenced USD LIBOR. The complaints allege violations of antitrust law and the Commodities Exchange Act, as well as breach of contract and unjust enrichment. Following various rulings by the district court and the Second Circuit dismissing certain of the causes of action and allowing others to proceed, one class action with respect to transactions in over-the-counter instruments and several actions brought by individual plaintiffs are proceeding in the district court. The Company has entered into settlement agreements in respect of the class actions relating to exchange-traded instruments, bonds and loans. These settlements have received final court approval, and the actions have been dismissed as to the Company. In addition, an individual action was filed in the Northern District of California against the Company and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD ICE LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. The court dismissed the initial complaint and subsequently dismissed an amended complaint with prejudice. In January 2024, plaintiffs appealed the dismissal to the Ninth Circuit Court of Appeals, which affirmed the dismissal in November 2024.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against the Company and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the SDNY, alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. In February 2024, the Second Circuit affirmed the district court's dismissal of the case. The matter is now fully resolved.

The Company and other Credit Suisse entities, together with other financial institutions, was named in two Canadian putative class actions, which allege that defendants conspired to fix the prices of supranational, sub-sovereign and agency bonds sold to and purchased from investors in the secondary market. One action was dismissed against Credit Suisse in February 2020. In October 2022, Credit Suisse entered into an agreement to settle all claims in the second action, which was approved by the court in November 2024.

Credit default swap auction litigation: In June 2021, the Company and other Credit Suisse entities, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap (CDS) final auction prices. On June 5, 2023, the court issued a ruling on defendants' motion to dismiss, granting the personal jurisdiction motion as to certain foreign defendants, including one Credit Suisse entity, but otherwise denying the motion to dismiss. Defendants filed a motion to enforce a previous CDS class action settlement in the SDNY. In January 2024, the SDNY ruled that, to the extent claims in the New Mexico action arise from conduct prior to June 30, 2014, those claims are barred by the SDNY settlement. The plaintiffs have appealed the SDNY decision.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

Interest rate swaps litigation: The Company and other Credit Suisse entities, along with other financial institutions, have been named in a consolidated putative class action complaint and complaints filed by individual plaintiffs relating to interest rate swaps, alleging that defendants conspired to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by swap execution facilities, and affiliates, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. The interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Defendants moved to dismiss the putative class and individual actions, and the court granted in part and denied in part these motions. In January 2022, Credit Suisse entered into an agreement to settle the class claims. In December 2023, the court denied class plaintiffs' motion for class certification. The settlement received preliminary court approval in July 2024 but remains subject to final court approval. The individual cases are continuing.

Credit default swaps litigation: In June 2017, the Company and other Credit Suisse entities, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that CDS dealers conspired to block Tera's electronic CDS trading platform from successfully entering the market. In July 2019, the SDNY granted in part and denied in part defendants' motion to dismiss. In January 2020, plaintiffs filed an amended complaint. In April 2020, defendants filed a motion to dismiss. In August 2023, the court granted the motion, dismissing all claims with prejudice. In October 2024, the Second Circuit affirmed the district court's dismissal of the case. The matter is now resolved.

Stock loan litigation: The Company and other Credit Suisse entities, as well as other financial institutions, were named in a number of civil lawsuits in the SDNY, brought by class action plaintiffs and trading platforms, alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market. The cases brought by the trading platforms were dismissed. In January 2022, Credit Suisse entered into an agreement to settle all class action claims. In February 2022, the court entered an order granting preliminary approval to the agreement to settle all class action claims. In September 2024, the judge granted final approval of the settlement.

Odd-lot corporate bond litigation: In April 2020, the Company and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. In October 2021, the SDNY granted defendants' motion to dismiss. Plaintiffs appealed and in July 2024, the appellate court vacated the dismissal based on an undisclosed conflict of the district court judge. The new district court judge granted plaintiffs' request to file their proposed amended complaint, which they did in September 2024. In October 2024, defendants moved to dismiss the complaint.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, the Company's statement of financial condition as of December 31, 2024 reflected a provision in an amount that the Company believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Bank loan litigation

The Company and certain of its affiliates are the subject of two litigations brought by entities related to Highland Capital Management LP (Highland) relating to certain real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. In the case in Texas state court, a jury trial was held in December 2014 and a verdict was issued for plaintiff on its claim for fraudulent inducement by affirmative misrepresentation. The Texas judge held a bench trial on Highland's remaining claims and entered judgment in the amount of $287 million (including prejudgment interest) for plaintiff on September 4, 2015. Ultimately, the Texas Supreme Court issued a ruling reversing a portion of the trial court's September 4, 2015 judgment related to the bench trial claims, including damages of approximately $212 million, exclusive of interest, but left standing the separate December 2014 jury verdict and remanded the case back to the trial court for further proceedings. On June 25, 2021, the trial court entered a new judgment, which awarded plaintiff approximately $121 million. On February 14, 2023 the appeals court issued a ruling, reversing in favor of the Company a portion of the trial court's June 25, 2021 judgment and remanding the case to the trial court for further proceedings. In September 2024, the trial court ordered the Company to pay Highland approximately $65 million. In December 2024, the Company appealed this order to the Texas Court of Appeal.

In the case in New York state court, the court granted in part and denied in part the Company and certain of its affiliates' summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. In September 2024, plaintiffs filed their third amended complaint.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2024

20. Legal Proceedings

Archegos

The Company and / or other Credit Suisse entities has received requests for documents and information in connection with inquiries, investigations and / or actions relating to their relationships with Archegos Capital Management (Archegos), including from FINMA (assisted by a third party appointed by FINMA), the DOJ, the SEC, the US Federal Reserve, the US Commodity Futures Trading Commission (CFTC), the US Senate Banking Committee, the Prudential Regulation Authority (PRA), the FCA, COMCO, the Hong Kong Competition Commission and other regulatory and governmental agencies. In July 2023, CSI and CSSEL entered into a settlement agreement with the PRA providing for the resolution of the PRA's investigation. Also in July 2023, FINMA issued a decree ordering remedial measures and the Federal Reserve Board issued an Order to Cease and Desist. Under the terms of the order, the Company and other Credit Suisse entities paid a civil money penalty and agreed to undertake certain remedial measures relating to counterparty credit risk management, liquidity risk management and non-financial risk management, as well as enhancements to board oversight and governance. Civil actions relating to the Company and other Credit Suisse entities' relationship with Archegos have been filed against the Company, other Credit Suisse entities, and / or certain officers and directors, including claims for breaches of fiduciary duties.

Contract litigation

In July 2022, certain affiliates of the Company were named in litigation brought in New York state court by American Challenger Development Corporation (ACDC), alleging breach of contract and breach of the implied covenant of good faith and fair dealing in connection with a loan purchase agreement. ACDC claims that Credit Suisse withheld in bad faith the internal approvals needed to close on the sale to ACDC of a $650 million portfolio of commercial loans and alleges that Credit Suisse's refusal to proceed with the agreement caused the failure of an announced merger between ACDC and third-party Patriot National Bank Corp. In January 2023, the court denied Credit Suisse's motion to dismiss the claim for breach of contract and granted its motion to dismiss the claim for breach of the implied covenant of good faith and fair dealing. On February 19, 2025, the Court granted Credit Suisse's motion to amend its answer and bring a counterclaim.

21. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2024 through the date of issuance of the statement of financial condition on March 3, 2025. It was determined that there were no material events or transactions other than those recognized or disclosed in the statement of financial condition.